UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____ to _____

Commission File Number 000-03683

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Trustmark 401(k) Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TRUSTMARK CORPORATION

248 E. Capitol Street

Jackson, Mississippi 39201

TRUSTMARK 401(k) PLAN
Jackson, Mississippi

Audited Financial Statements
Years Ended December 31, 2018 and 2017

Note:  Supplemental schedules required by the Employee Retirement Income Security Act of 1974 not included herein are deemed not applicable to the Trustmark 401(k) Plan.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Associates Benefits Committee and Participants
Trustmark 401(k) Plan
Jackson, Mississippi

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Trustmark 401(k) Plan (the Plan) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

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Supplemental Information

The supplemental information in the accompanying supplemental schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Hancock Askew & Co., LLP

We have served as the Plan’s auditor since 2015.

Norcross, Georgia

May 30, 2019

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TRUSTMARK 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017

Investments, at fair value	$272,195,377	$286,052,133
Notes receivable from participants	4,046,813	4,131,492
Employer contributions receivable	253,093	212,457

Net assets available for benefits	$276,495,283	$290,396,082

See accompanying notes to financial statements.

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TRUSTMARK 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2018 and 2017

	2018	2017

Contributions
Employer	$7,890,307	$7,496,102
Participant	11,211,081	10,479,054
Rollovers	763,007	11,917,127
Total contributions	19,864,395	29,892,283

Net investment (loss) income
Net (depreciation) appreciation in fair value of investments	(25,408,860)	23,666,920
Interest and dividends	9,012,354	8,957,313
Net investment (loss) income	(16,396,506)	32,624,233

Interest income from notes receivable from participants	212,374	161,003

Benefits paid to participants	(17,422,043)	(14,542,869)
Fees	(159,019)	(145,436)
Total deductions	(17,581,062)	(14,688,305)

Net (decrease) increase in net assets available for benefits	(13,900,799)	47,989,214

Net assets available for benefits
Beginning of year	290,396,082	242,406,868
End of year	$276,495,283	$290,396,082

See accompanying notes to financial statements.

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TRUSTMARK 401(k) PLAN
Years Ended December 31, 2018 and 2017

NOTES TO FINANCIAL STATEMENTS

Note 1.	Plan Description

The following description of the Trustmark 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established for the associates of Trustmark Corporation (the "Company") and certain other associated companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA") of 1974, as amended.

Eligibility

The Plan provides eligibility for participation in elective deferrals by associates on the first day of the month after thirty days of employment.

Plan Administration

Empower Retirement refers to the products and services offered in the retirement markets by Great-West Life & Annuity Insurance Company (“GWL&A”).  EMJAY Corporation is a subsidiary of GWL&A and is the custodian of the Plan’s assets.  The Plan administrator and sponsor is Trustmark Corporation, parent company of Trustmark National Bank.  The Plan's trustee functions are handled by Trustmark National Bank.

Participant Contributions

The Plan allows participants to make voluntary before‑tax salary deferral contributions, through payroll deductions, to separately invested funds in accordance with Section 401(k) of the Internal Revenue Code ("IRC").  If certain requirements of IRC Section 401(k) are not met in Plan operation, the salary deferral agreements of participants may, on a nondiscriminatory and uniform basis, be amended or revoked to preserve the qualified status of the Plan.

Participants may elect to contribute through the Roth 401(k) contribution option on an after-tax basis.  The Roth 401(k) contributions qualify for matching contributions and are otherwise subject to the same combined dollar limits applicable to pre-tax contributions.

Participants may elect to contribute up to 75 percent of eligible compensation each period, subject to regulatory limitations.  Any excess contributions must be returned to the applicable participant by March 15 of the calendar year following the year of excess contributions.  The Plan allows for rollover contributions from individual retirement accounts, IRC Section 457(b) plans or other qualified plans.

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TRUSTMARK 401(k) PLAN
Years Ended December 31, 2018 and 2017

NOTES TO FINANCIAL STATEMENTS

Note 1.	Plan Description (Continued)

Provisions of the Plan allow participants who were age 50 years or older by the end of the calendar year to make catch‑up contributions to the Plan. Catch‑up contributions represent associate compensation deferrals in excess of certain Plan limits and statutory limits, including Internal Revenue Service ("IRS") annual deferral limits.

Employer Contributions

Full-time and part-time associates are eligible to receive the safe harbor matching contribution following one year of service.  Eligible participant contributions are matched by the employer at a rate of 100 percent of the first 6 percent of covered compensation. The employer may also make discretionary contributions. No discretionary contributions were made for the years ended December 31, 2018 and 2017.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings (losses), and charged with an allocation of administrative expenses.  Allocations are based on participant compensation deferrals or account balances, as defined.

Investment Options

Participants may direct investments of their account balance among several investment options.

The Plan provides participants the opportunity to annually elect whether cash dividends paid on employer stock will be invested in shares of employer stock within the individual participant's account or be paid to the participant in cash.

Vesting

Participants are immediately vested in their voluntary contributions, employer contributions made on their behalf and the investment earnings and losses thereon.

Payment of Benefits

On retirement, death, disability or termination of service, a participant may elect to receive a lump‑sum distribution equal to the total of his or her account balance or in installments. In addition, hardship distributions are permitted if certain criteria are met.

Notes Receivable from Participants

Participants may borrow from their vested account balance a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at commercially reasonable rates as determined under the Plan.  At December 31, 2018, the interest rate on all outstanding participant loans was from 4.50% to 6.25% with maturity dates ranging from January 2019 to December 2033.

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TRUSTMARK 401(k) PLAN
Years Ended December 31, 2018 and 2017

NOTES TO FINANCIAL STATEMENTS

Note 1.	Plan Description (Continued)

Principal and interest payments occur ratably through regular payroll deductions and over a period not to exceed five years, unless the notes receivable were used to purchase a primary residence in which case the notes receivable term may exceed five years.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  However, no such action may deprive any participant or beneficiary under the Plan of any vested benefit.

Note 2.	Significant Accounting Policies

Basis of Presentation

The Plan's financial statements are prepared using the accrual basis of accounting, in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein.  Actual results could differ from those estimates.

Investments

The Plan’s investments are stated at fair value.

The Plan’s shares of mutual funds are valued at quoted market prices which represent the net asset value (“NAV”) of shares held by the Plan at each year end.  Investments in common stock, including the Company’s common stock, are stated at fair value based on the last reported sales price on the last business day of the year in the active market in which the security is traded.  The investment in the collective investment funds is valued at NAV per unit, as determined by the trustee at year-end.  The NAV is used as the practical expedient to estimate fair value.  One of the Plan’s investment options includes a self-directed brokerage account which allows participants to establish a brokerage account and select various investments consisting of mutual funds and Exchange Traded Funds, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

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TRUSTMARK 401(k) PLAN
Years Ended December 31, 2018 and 2017

NOTES TO FINANCIAL STATEMENTS

Note 2.	Significant Accounting Policies (Continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2018.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Net (Depreciation) Appreciation in Fair Value of Investments

Net (depreciation) appreciation in fair value of investments, as recorded in the accompanying statements of changes in net assets available for benefits, includes changes in the fair value of investments acquired, sold or held during the year.

Administrative Fees

Certain administrative fees are paid by the Plan. All other fees, including professional fees, are paid by the Company.  Expenses that relate solely to a participant are assessed against such participant as provided in the Plan agreement.

Recently Issued Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement.  The amendments in this ASU modify the disclosure requirements on fair value measurements in Topic 820, including the removal, modification to, and addition of certain disclosure requirements.  The updated guidance is effective for fiscal years beginning after December 15, 2019, with early adoption permitted.  The Plan is currently assessing the timing and impact of adopting the updated provisions.  This ASU is not expected to have a significant impact on the Plan’s fair value disclosures and no impact to the financial statements themselves.

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TRUSTMARK 401(k) PLAN
Years Ended December 31, 2018 and 2017

NOTES TO FINANCIAL STATEMENTS

Note 3.	Risks and Uncertainties

The Plan's investments include funds which invest in various types of investment securities and in various companies within various markets.  The Putnam Stable Value Fund, the Vanguard Equity-Income Admiral Fund, and the Company’s common stock each represented approximately 10% to 12% of the total investments at both December 31, 2018 and 2017.  Investment securities are exposed to several risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 4.	Tax Status

The IRS has determined and informed the Company by a letter dated December 12, 2016, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2018, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress.

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TRUSTMARK 401(k) PLAN
Years Ended December 31, 2018 and 2017

NOTES TO FINANCIAL STATEMENTS

Note 5.	Party-In-Interest Transactions

Certain Plan investments are invested in the common stock of the Company.  Investment transactions in employer securities qualify as exempt party-in-interest transactions.  For the years ended December 31, 2018 and 2017, dividends of $878,420 and $955,880, respectively, were received by the Plan from the Company.  The Plan held 923,577 and 1,014,522 shares valued at $26,257,306 and $32,322,682 at December 31, 2018 and 2017, respectively.

GWL&A performs services, sells products and maintains certain investments of the Plan for which fees are charged to the Plan.  Party-in-interest transactions also include notes receivable from participants.  Such transactions, while considered party-in-interest transactions under ERISA, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions.

Note 6.	Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurement ("ASC Topic 820"), establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

•	Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•
Level 2 Inputs to the valuation methodology include:  quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

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TRUSTMARK 401(k) PLAN
Years Ended December 31, 2018 and 2017

NOTES TO FINANCIAL STATEMENTS

Note 6.	Fair Value Measurements (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis.  There have been no changes in the methodologies used at December 31, 2018 and 2017.

Common stock of Trustmark Corporation (Level 1):  Valued at the closing price reported on the active market on which the individual securities are traded.

Money market fund, mutual funds and self-directed brokerage accounts (Level 1):  Valued at the NAV of shares held by the Plan at year-end. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission.  These funds are required to publish their daily NAV and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.  Self-directed brokerage accounts primarily consist of mutual funds and common stocks that are valued on the basis of readily determinable market prices.

Collective investment funds:  Valued at NAV per unit, as determined by the trustee at year-end.  The NAV is used as the practical expedient to estimate fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

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TRUSTMARK 401(k) PLAN
Years Ended December 31, 2018 and 2017

NOTES TO FINANCIAL STATEMENTS

Note 6.	Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2018 and 2017:

	Assets at Fair Values as of December 31, 2018
	Level 1	Total

Mutual funds	$119,238,098	$119,238,098
Common stock of Trustmark Corporation	26,257,306	26,257,306
Self-directed brokerage accounts	5,362,919	5,362,919

Total investments at fair value	150,858,323	150,858,323

Collective investment funds measured at NAV*	-	121,337,054

Total investments	$150,858,323	$272,195,377

	Assets at Fair Values as of December 31, 2017
	Level 1	Total

Mutual funds	$218,048,025	$218,048,025
Common stock of Trustmark Corporation	32,322,682	32,322,682
Self-directed brokerage accounts	5,374,372	5,374,372

Total investments at fair value	255,745,079	255,745,079

Collective investment fund measured at NAV*	-	30,307,054

Total investments	$255,745,079	$286,052,133

There were no investments measured using Level 2 or Level 3 during the years ending December 31, 2018 and 2017.

* Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

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TRUSTMARK 401(k) PLAN
Years Ended December 31, 2018 and 2017

NOTES TO FINANCIAL STATEMENTS

Note 6.	Fair Value Measurements (Continued)

The fair value of investments, other than Level 1, in certain entities that calculate net asset value per share (or its equivalent), are as follows:

Investment	Fair Value at December 31, 2018	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Collective investment funds	$121,337,054	N/A	Daily	Daily

Investment	Fair Value at December 31, 2017	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Collective investment fund	$30,307,054	N/A	Daily	Daily

The collective investment funds participate in a stable value fund that invests primarily in benefit-responsive investment contracts issued by insurance companies and other financial institutions (“Contracts”), fixed income securities, and money market funds.  Under the terms of the Contracts, the assets of the fund are invested in fixed income securities (which may include, but are not limited to, US treasury and agency bonds, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities, and collective investment vehicles and shares of investment companies that invest primarily in fixed income securities) and shares of money market funds.  The fund may also invest in futures contracts, option contracts, and swap agreements.

The collective investment funds also participate in retirement trusts that invest primarily in a diversified portfolio of underlying trusts that represent various asset classes and sectors.  The allocation to equity-based underlying trusts is expected to become increasingly conservative over time, with substantial exposure to equity-based underlying trusts remaining at the end of its target year and the most conservative allocation projected to occur within 30 years after the target date is reached.

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TRUSTMARK 401(k) PLAN
Years Ended December 31, 2018 and 2017

NOTES TO FINANCIAL STATEMENTS

Note 7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the corresponding amounts shown in the Plan's Form 5500 as of December 31, 2018 and 2017:

	2018	2017

Net assets available for benefits per the financial statements	$276,495,283	$290,396,082
Adjustment from fair value to current value on collective investment funds	(313,305)	134,352
Net assets available for plan benefits per the Form 5500	$276,181,978	$290,530,434

The following is a reconciliation of investment (loss) income per the financial statements for the years ended December 31, 2018 and 2017, to the corresponding amounts shown on the Plan's Form 5500:

	2018	2017

Total investment (loss) income per the financial statements	$(16,396,506)	$32,624,233
Adjustment from fair value to current value on collective investment funds	(447,657)	(34,847)
Total investment (loss) income per Form 5500	$(16,844,163)	$32,589,386

Note 8.	Subsequent Events

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance, May 30, 2019, and has determined that no significant events occurred after December 31, 2018, but prior to the issuance of these financial statements, that would have a material impact on its financial statements.

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SUPPLEMENTAL SCHEDULE

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TRUSTMARK 401(k) PLAN
Plan Sponsor: Trustmark Corporation
Plan Sponsor: EIN 64-0471500
Plan Number: 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Shares/Units Held	(d) Cost	(e) Current Value

	Collective investment funds
***	Putnam	Stable Value Fund	33,043,182	**	$32,729,877
	T. Rowe Price	Retirement 2010 Trust Fund	118,024	**	1,766,818
	T. Rowe Price	Retirement 2015 Trust Fund	239,137	**	3,795,107
	T. Rowe Price	Retirement 2020 Trust Fund	898,266	**	15,019,021
	T. Rowe Price	Retirement 2025 Trust Fund	1,093,132	**	19,129,816
	T. Rowe Price	Retirement 2030 Trust Fund	871,549	**	15,862,191
	T. Rowe Price	Retirement 2035 Trust Fund	748,831	**	14,003,132
	T. Rowe Price	Retirement 2040 Trust Fund	347,016	**	6,603,715
	T. Rowe Price	Retirement 2045 Trust Fund	345,115	**	6,574,446
	T. Rowe Price	Retirement 2050 Trust Fund	173,187	**	3,297,475
	T. Rowe Price	Retirement 2055 Trust Fund	87,759	**	1,670,929
	T. Rowe Price	Retirement 2060 Trust Fund	16,856	**	205,308
	T. Rowe Price	Retirement Balanced Trust Fund	26,193	**	365,914

		Total collective investment funds			121,023,749

	Common stock fund
*	Trustmark Corporation	Common Stock	923,577	**	26,257,306

	Mutual funds
	American Funds	Euro Pacific Growth Fund	89,789	**	4,039,590
	Baird	Core Plus Bond Institutional Fund	810,593	**	8,770,619
	Harbor	Capital Appreciation Institutional Fund	308,083	**	19,088,795
	John Hancock	Alternative Asset Allocation Fund	47,087	**	645,567
	Legg Mason	BW Global Opportunities Bond Fund	77,802	**	770,238
	Oppenheimer	International Small Mid Co Fund	269,738	**	10,816,503
	Vanguard	500 Index Admiral Fund	49,412	**	11,435,851
	Vanguard	Equity-Income Admiral Fund	395,383	**	26,265,302
	Vanguard	Inflation-Protected Securities Admiral Fund	37,545	**	919,103
	Vanguard	Mid Cap Index Institutional Fund	402,232	**	15,196,325
	Vanguard	Small Cap Index Institutional Fund	227,832	**	14,403,548
	Vanguard	Total Bond Market Index Admiral Fund	168,242	**	1,758,133
	Vanguard	Total International Stock Index Admiral Fund	140,965	**	3,576,275
	Wells Fargo	Advantage Common Stock R6 Fund	83,365	**	1,552,249

		Total mutual funds			119,238,098

	Self-directed brokerage accounts
	TD Ameritrade	Cash		**	701,959
	TD Ameritrade	Various Mutual Funds		**	1,737,027
	TD Ameritrade	Various Corporate Stocks		**	2,923,933

		Total self-directed brokerage accounts			5,362,919

*	Notes receivable from participants	Interest rates from 4.50% to 6.25% with various maturity dates		-	4,046,813

		Total assets (held at end of year)			$275,928,885

*	Denotes party-in-interest.

**	(d) Cost information is omitted due to transactions being participant or beneficiary directed under an individual account plan.

***	Fair value totals $33,043,182.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRUSTMARK 401(k) PLAN
BY: TRUSTMARK CORPORATION, PLAN SPONSOR AND ADMINISTRATOR

BY:	/s/ Louis E. Greer
Louis E. Greer
Treasurer, Principal Financial Officer and Principal Accounting Officer

DATE:	May 30, 2019

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EXHIBIT INDEX

Exhibit Number	Description of Exhibits

23.1	Consent of Independent Registered Public Accounting Firm